Exhibit 12

PSS WORLD MEDICAL, INC. AND SUBSIDIARIES

COMPUTATION OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

FOR THE FISCAL YEARS ENDED MARCH 28, 2008, MARCH 30, 2007, MARCH 31, 2006,

APRIL 1, 2005, AND APRIL 2, 2004

(Dollars in Thousands)

	2008	2007	2006	2005	2004
Fixed charges:
Interest expense	$6,773	$5,346	$5,884	$6,856	$5,560
Capitalized interest	222	262	606	469	27
Interest component of rental expense	12,315	14,407	12,838	13,229	8,962

Fixed charges	$19,310	$20,015	$19,328	$20,554	$14,549

Earnings:
Income from continuing operations before provision for income taxes	$93,605	$80,341	$70,094	$56,154	$46,300
Add: Fixed charges	19,310	20,015	19,328	20,554	14,549
Less: Capitalized interest	222	262	606	469	27

Total earnings	$112,693	$100,094	$88,816	$76,239	$60,822

Ratio of earnings to fixed charges:
Total earnings	$112,693	$100,094	$88,816	$76,239	$60,822
Fixed charges	$19,310	$20,015	$19,328	$20,554	$14,549
Ratio	5.8	5.0	4.6	3.7	4.2
	(a)	(a)	(a)	(a)	(a)

(a)	The consolidated ratios of earnings to fixed charges shown above is calculated in accordance with Section 229.503 (d) of Regulation S-K.